UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GENERATION BIO CO.

(Name of Subject Company (Issuer))

XRA 7 CORP.

(Name of Filing Persons (Co-Offeror))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Co-Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37148K209

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on January 9, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“Parent”) and XRA 7 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Buyer Entities”). This Amendment relates to the offer (the “Offer”) by the Buyer Entities to acquire all of the issued and outstanding shares (the “Company Shares”) of common stock, par value $0.0001 per share (the “Company Common Stock”), of Generation Bio Co., a Delaware corporation (the “Company”), for (i) $4.2913 per Company Share, payable in cash, without interest and less any applicable tax withholding (such amount, or any different amount per share paid pursuant to the Offer, the “Cash Amount”), plus (ii) one non-tradable contingent value right per Company Share (each, a “CVR”), which represents the right to receive certain potential payments in cash in accordance with the terms and subject to the conditions of the CVR Agreement (as defined in the Offer to Purchase) (the Cash Amount plus one CVR, together, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated January 9, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were included as exhibits to the Schedule TO. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company and Buyer Entities, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“Closing of the Merger

The Offer expired as scheduled, one minute past 11:59 p.m. Eastern Time on February 6, 2026 (the “Expiration Date”) and was not extended. The Depositary and Paying Agent has advised Purchasers that, as of the Expiration Date, a total of 4,722,533 Company Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 70% of Company Shares that were issued and outstanding as of the Expiration Date. All conditions to the Offer, including the Minimum Tender Condition, having been satisfied or waived, Purchasers irrevocably accepted for payment, and made payment for all Company Shares validly tendered and not validly withdrawn in the Offer.

On February 9, 2026, Purchasers completed the acquisition of the Company pursuant to the terms of the Merger Agreement through the merger of Merger Sub with and into the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Company Share not tendered into the Offer (other than any Company Shares (i) owned by Generation Bio, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub prior to the Effective Time, (ii) irrevocably accepted for purchase in the Offer or (iii) held by any stockholder who is entitled to demand and has properly demanded the appraisal of such Company Shares in accordance with, and in compliance in all respects with, the DGCL) was automatically cancelled, extinguished and converted into the right to receive an amount in cash equal to the Offer Price (including the CVR), without interest.

The Company Shares ceased to trade on Nasdaq following the closing of trading on February 6, 2026, and the Company has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Company Shares. Purchasers and the Company intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Company Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Company Common Stock and take steps to cause the termination of the registration of the Company Common Stock under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.

(a)(5)(B)*	Press Release of Purchasers issued on February 9, 2026.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2026

XRA 7 Corp.

/s/ Owen Hughes
Name: Owen Hughes
Title: President, Treasurer and Secretary

XOMA Royalty Corporation

/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer